EXHIBIT 99(a)

    Section 14.06.  Change In Control.  The provisions of this Plan section shall be controlling, anything in the other provisions of this Article XIV or any other provision in the Plan to the contrary notwithstanding.

      (a) In the event of a Change in Control (as herein after defined in subsection (b) below), for a period of five years thereafter all assets of the Plan including assets held by a Funding Agent in excess of liabilities as at the date (the “Control Date”) of such Change in Control and all increments to such assets thereafter accruing pursuant to the provisions of the Plan and the related trust agreement as each Plan and agreement shall be in effect at the Control Date (such assets and increments thereto being hereinafter called the “Plan Assets”) shall be preserved for the exclusive purpose of providing benefits for those who shall at the Control Date be, or shall thereafter become, a Participant or Beneficiary.

 To that end, during such five-year period no action shall be taken which would effect (i) any partial or complete termination of the Plan unless all Plan Assets shall upon such termination be vested in, and held solely for distribution to, Participants and Beneficiaries after providing for reasonable expenses in connection therewith (with any surplus amounts to be allocated among Participants and Beneficiaries in proportion to the present value of each such person’s accrued benefits, subject to the requirements of Revenue Rulings 71-446 and 80-229 and related Internal Revenue Service rules and Regulations), (ii) any merger or consolidation of the Plan with or into any other employee benefit plan or any other entity or person, (iii) any transfer to any such other plan or to any entity (including a Company or a Company maintained employee benefit plan) of any Plan Assets, (iv) any incurring (except in the ordinary course of administration of Plan Assets) or assumption by the Plan of any liabilities of any other employee benefit plan or other entity or person, or (v) any amendment of the Plan which might have the effect of materially reducing Plan Assets available for Participants and Beneficiaries at the Control Date, including, without limitation, providing participation in the Plan by a substantial number of individuals who would not have been eligible for Plan participation immediately prior to the Control Date.

      (b) Effective as of November 16, 2007, a “Change in Control” shall mean the occurrence of:

(i) (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the shares would be converted into cash, securities or other property other than a consolidation or merger in which holders of the total voting power in the election of directors of the Company of shares outstanding (exclusive of shares held by the Company's Affiliates) (the "Total Voting Power") immediately prior to the consolidation or merger will have the same proportionate ownership of the total voting power in the election of directors of the surviving corporation immediately after the consolidation or merger, or (B) any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all the assets of the Company;

(ii) any "person" (as defined in Section 13(d) of the Act) other than the Company, its Affiliates or an employee benefit plan or trust maintained by the Company or its affiliates, becoming the "beneficial owner" (as defined in Rule 13d-3 under the Act), directly or indirectly, of more than 20% of the Total Voting Power; or

      (iii) at any time during a period of two consecutive years, individuals who at the beginning of such period constituted the Board ceasing for any reason to constitute at least a majority thereof, unless the election by the Company's shareholders of each new director during such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such two-year period

(c) In the event that annuity contracts are purchased using Plan Assets at any time after a Change in Control, such contracts shall be issued by a reputable and financially sound insurance company having total assets in excess of three billion dollars and an A. M.  Best rating of A or better.

(d) In addition to all other rights under applicable law, any individual who shall be a Participant or Beneficiary at the Control Date shall from and after that Date have the right to bring an action, either individually or on behalf of all Participants and Beneficiaries, to enforce the provisions of this Plan section by seeking injunctive relief and/or damages, and the Company shall be obligated to pay or reimburse such Participant or Beneficiary who shall prevail, in whole or in substantial part, for all reasonable expenses, including attorney’s fees, in connection with such action.

(e) The foregoing provisions of this Plan section shall be construed liberally to the end that the purpose expressed in subsection (a) above shall be fully implemented.

(f) Anything in the Plan to the contrary notwithstanding, on and after the Control Date none of the provisions of this Plan section shall be amended unless within 60 days after the date of the action taken to amend such provisions at least two thirds of the individuals who were participants at the date of such action shall have given their written approval of such action based on full and complete information provided to them regarding the actual and potential effects of such action on them.

        (g) Nothing in this Plan section shall of itself be deemed to increase the amount of any benefits to which any Participant or Beneficiary shall be or become entitled under the Plan or, prior to the Control Date, to change in any respect the powers and duties of any of the Named Fiduciaries of the Plan as provided in Article X of the Plan.